Exhibit 99
	For Release:	August 1, 2019

	Investor Contact:	Vince Meyer
218-723-3952
NEWS		vmeyer@allete.com

ALLETE, Inc. reports second quarter 2019 earnings growth and narrows earnings guidance range
DULUTH, Minn. - ALLETE, Inc. (NYSE: ALE) today reported second quarter 2019 earnings of 66 cents per share on net income of $34.2 million. Last year’s results were 61 cents per share on net income of $31.3 million.
"Clean energy investments at both our regulated and energy infrastructure services businesses are expected to drive substantial growth over the next 5 years, potentially exceeding our stated 5-7% average annual growth objective,” said ALLETE Chairman and CEO Al Hodnik.
“We are pleased with our progress year-to-date, as we ramp to record levels of construction activities on several new projects slated to deliver carbon free generation beginning later this year and in 2020,” said ALLETE President Bethany Owen. “At ALLETE Clean Energy our recently announced Diamond Spring power sales agreements with Smithfield, Walmart and Starbucks, totaling over 300 MW in long-term contracted sales, represent an important and exciting new entrance into the growing commercial and industrial marketplace."
ALLETE’s Regulated Operations segment, which includes Minnesota Power, Superior Water, Light and Power (SWL&P) and the Company’s investment in the American Transmission Co. (ATC), recorded net income of $30.3 million, compared to $26.0 million in the second quarter of 2018. Earnings reflect higher net income at Minnesota Power primarily due to the timing of fuel adjustment clause recoveries, lower operating and maintenance expense and increased cost recovery rider revenue. These increases were partially offset by lower kilowatt-hour sales and associated margins from retail and municipal customers. Net income at SWL&P increased over last year due to higher rates implemented the first of this year, and ALLETE’s earnings in ATC were higher than in 2018 primarily due to additional equity investments.

ALLETE’s Energy Infrastructure and Related Services business, ALLETE Clean Energy, recorded second quarter 2019 net income of $1.9 million. Earnings at ALLETE Clean Energy decreased $4.9 million from 2018, primarily due to production tax credits of $2.6 million recorded in 2018 upon retrospective qualification of wind turbines in 2016 and 2017. In addition, lower revenue resulting from decreased non-cash amortization related to the expiration of power sales agreements and increased depreciation expense impacted the second quarter of 2019, slightly offset by higher production tax credits generated during the quarter.

Corporate and Other, which includes BNI Energy and ALLETE Properties, recorded net income of $2.0 million for the quarter, compared to a loss of $1.7 million in 2018. Net income in 2019 includes an adjustment for the gain on the sale of U.S. Water Services of $1.2 million after-tax.

“ALLETE’s 2019 annual earnings guidance is now expected to be in the lower half of the original guidance range. This is due, first, to lower than expected wind resources year-to-date, a phenomenon experienced by many industry participants, especially those with significant assets in the Midwest,” said ALLETE Senior Vice President and Chief Financial Officer Bob Adams. “Second, our newly announced Diamond Spring project and strong pipeline now mean we fully expect to utilize all of the $270 million in proceeds from the U.S. Water Services sale for new investments versus initiating a stock repurchase program which was factored into original guidance. Finally, our guidance reflects higher growth-related business development expenses associated with the Diamond Spring transaction that are required to be expensed for GAAP purposes.”

ALLETE will host a conference call and webcast at 10 a.m. Eastern Time this morning to discuss details of its financial performance. Interested parties may listen live by calling (877) 303-5852, passcode 9788958, or by accessing the webcast at www.allete.com. A replay of the call will be available through August 5, 2019 by calling (855) 859-2056, pass code 9788958. The webcast will be accessible for one year at www.allete.com.

ALLETE is an energy company headquartered in Duluth, Minn. In addition to its electric utilities, Minnesota Power and Superior Water, Light and Power of Wisconsin, ALLETE owns ALLETE Clean Energy, based in Duluth, BNI Energy in Bismarck, N.D., and has an eight percent equity interest in the American Transmission Co. More information about ALLETE is available at www.allete.com. ALE-CORP

The statements contained in this release and statements that ALLETE may make orally in connection with this release that are not historical facts, are forward-looking statements. Actual results may differ materially from those projected in the forward-looking statements. These forward-looking statements involve risks and uncertainties and investors are directed to the risks discussed in documents filed by ALLETE with the Securities and Exchange Commission.
ALLETE's press releases and other communications may include certain non-Generally Accepted Accounting Principles (GAAP) financial measures. A "non-GAAP financial measure" is defined as a numerical measure of a company's financial performance, financial position or cash flows that excludes (or includes) amounts that are included in (or excluded from) the most directly comparable measure calculated and presented in accordance with GAAP in the company's financial statements.

Non-GAAP financial measures utilized by the Company include presentations of earnings (loss) per share. ALLETE's management believes that these non-GAAP financial measures provide useful information to investors by removing the effect of variances in GAAP reported results of operations that are not indicative of changes in the fundamental earnings power of the Company's operations. Management believes that the presentation of the non-GAAP financial measures is appropriate and enables investors and analysts to more accurately compare the company's ongoing financial performance over the periods presented.

ALLETE, Inc.
Consolidated Statement of Income
Millions Except Per Share Amounts - Unaudited

	Quarter Ended		Six Months Ended
	June 30,		June 30,
	2019	2018	2019	2018
Operating Revenue
Contracts with Customers – Utility	$249.8	$257.8	$532.0	$528.0
Contracts with Customers – Non-utility	37.7	80.4	109.8	162.4
Other – Non-utility	2.9	5.9	5.8	11.9
Total Operating Revenue	290.4	344.1	647.6	702.3
Operating Expenses
Fuel, Purchased Power and Gas – Utility	87.9	96.5	197.7	197.4
Transmission Services – Utility	19.2	16.8	37.5	35.2
Cost of Sales – Non-utility	16.5	37.0	47.1	69.9
Operating and Maintenance	66.7	86.8	142.9	173.3
Depreciation and Amortization	50.2	56.1	102.1	101.9
Taxes Other than Income Taxes	13.7	14.4	27.3	30.7
Total Operating Expenses	254.2	307.6	554.6	608.4
Operating Income	36.2	36.5	93.0	93.9
Other Income (Expense)
Interest Expense	(16.3)	(17.1)	(32.8)	(34.0)
Equity Earnings	4.8	4.3	10.4	9.0
Gain on Sale of U.S. Water Services	0.5	—	20.6	—
Other	4.2	2.2	11.6	4.3
Total Other Income (Expense)	(6.8)	(10.6)	9.8	(20.7)
Income Before Income Taxes	29.4	25.9	102.8	73.2
Income Tax Benefit	(4.8)	(5.4)	(1.9)	(9.1)
Net Income	$34.2	$31.3	$104.7	$82.3
Average Shares of Common Stock
Basic	51.6	51.3	51.6	51.2
Diluted	51.7	51.5	51.7	51.4
Basic Earnings Per Share of Common Stock	$0.66	$0.61	$2.03	$1.61
Diluted Earnings Per Share of Common Stock	$0.66	$0.61	$2.02	$1.60
Dividends Per Share of Common Stock	$0.5875	$0.56	$1.175	$1.12

Consolidated Balance Sheet
Millions - Unaudited

	Jun. 30,	Dec. 31,		Jun. 30,	Dec. 31,
	2019	2018		2019	2018
Assets			Liabilities and Shareholders’ Equity
Cash and Cash Equivalents	$203.1	$69.1	Current Liabilities	$296.6	$405.1
Other Current Assets	194.2	265.2	Long-Term Debt	1,505.9	1,428.5
Property, Plant and Equipment – Net	4,062.9	3,904.4	Deferred Income Taxes	213.5	223.6
Regulatory Assets	391.2	389.5	Regulatory Liabilities	508.8	512.1
Equity Investments	160.2	161.1	Defined Benefit Pension and Other Postretirement Benefit Plans	163.9	177.3
Goodwill and Intangibles – Net	1.1	223.3	Other Non-Current Liabilities	282.8	262.6
Other Non-Current Assets	163.8	152.4	Shareholders’ Equity	2,205.0	2,155.8
Total Assets	$5,176.5	$5,165.0	Total Liabilities and Shareholders’ Equity	$5,176.5	$5,165.0

This exhibit has been furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

	Quarter Ended		Six Months Ended
ALLETE, Inc.	June 30,		June 30,
Income (Loss)	2019	2018	2019	2018
Millions
Regulated Operations	$30.3	$26.0	$81.8	$69.9

Energy Infrastructure and Related Services
ALLETE Clean Energy	1.9	6.8	7.7	14.9
U.S. Water Services	—	0.2	(1.1)	(1.2)

Corporate and Other	2.0	(1.7)	16.3	(1.3)
Net Income	$34.2	$31.3	$104.7	$82.3
Diluted Earnings Per Share	$0.66	$0.61	$2.02	$1.60

Statistical Data
Corporate
Common Stock
High	$86.52	$79.86	$86.52	$79.86
Low	$78.86	$70.40	$72.50	$66.64
Close	$83.21	$77.41	$83.21	$77.41
Book Value	$42.69	$41.05	$42.69	$41.05

Kilowatt-hours Sold
Millions
Regulated Utility
Retail and Municipal
Residential	232	243	581	585
Commercial	317	339	683	706
Industrial	1,773	1,781	3,587	3,624
Municipal	170	188	373	407
Total Retail and Municipal	2,492	2,551	5,224	5,322
Other Power Suppliers	714	1,005	1,536	2,008
Total Regulated Utility Kilowatt-hours Sold	3,206	3,556	6,760	7,330

Regulated Utility Revenue
Millions
Regulated Utility Revenue
Retail and Municipal Electric Revenue
Residential	$26.7	$28.0	$66.4	$63.5
Commercial	33.6	35.2	70.1	69.2
Industrial	120.0	114.7	240.6	228.0
Municipal	12.2	13.7	27.6	27.7
Total Retail and Municipal Electric Revenue	192.5	191.6	404.7	388.4
Other Power Suppliers	35.2	42.7	74.6	86.4
Other (Includes Water and Gas Revenue)	22.1	23.5	52.7	53.2
Total Regulated Utility Revenue	$249.8	$257.8	$532.0	$528.0

This exhibit has been furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

This exhibit has been furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.